Exhibit 99.1

China Index Holdings Announces First Quarter 2019 Financial Results

BEIJING, June 20, 2019 /PRNewswire/ — China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), the largest real estate information and analytics service platform provider in China*, today announced its unaudited financial results** for the first quarter ended March 31, 2019.

First Quarter 2019 Highlights

•                      Total revenues were RMB119.1 million, an increase of 35.2% from RMB88.2 million in the corresponding period of 2018.

•                      Operating income was RMB63.3 million, an increase of 56.0% from RMB40.6 million in the corresponding period of 2018.

•                      Net income was RMB53.2 million, an increase of 46.9% from RMB36.2 million in the corresponding period of 2018.

“There is a huge potential in digitizing China’s property market, “ commented Ms. Yu Huang, CEO of CIH. “As the pioneer in the digital world of China’s property market, CIH is taking the advantage of the first mover and positioned to keep its leadership in empowering China’s property market, especially commercial property market, by big data and innovative technologies.”

First Quarter 2019 Financial Results

Revenues

CIH reported total revenues of RMB119.1 million in the first quarter of 2019, an increase of 35.2% from RMB88.2 million in the corresponding period of 2018.

Revenues from information and analytics services (SaaS) were RMB56.8 million in the first quarter of 2019, an increase of 18.1% from RMB48.1 million in the corresponding period of 2018, primarily due to an increase in number of customers.

Revenues from marketplace services were RMB62.3 million in the first quarter of 2019, an increase of 55.7% from RMB40.1 million in the corresponding period of 2018.

•                  Revenue from promotion services was RMB49.1 million in the first quarter of 2019, an increase of 30.3% from RMB37.7 million in the corresponding period of 2018, primarily due to an increase in the number of customers.

•                  Revenue from listing services was RMB13.2 million in the first quarter of 2019, an increase of 462.5% from RMB2.4 million in the corresponding period of 2018, primarily due to an increase in the number of customers.

Cost of Revenue

Cost of revenue was RMB22.8 million in the first quarter of 2019, an increase of 1.4% from RMB22.5 million in the corresponding period of 2018.

Operating Expenses

Selling and marketing expenses were RMB21.3 million in the first quarter of 2019, an increase of 35.4% from RMB15.7 million in the corresponding period of 2018, primarily due to an increase in personnel costs resulting from the growing number of selling and marketing personnel headcount.

General and administrative expenses were RMB6.2 million in the first quarter of 2019, an increase of 12.9% from RMB5.5 million in the corresponding period of 2018, primarily due to an increase in personnel costs to support our business expansion.

Research and development expenses were RMB5.5 million in the first quarter of 2019, an increase of 43.0% from RMB3.9 million in the corresponding period of 2018, primarily due to an increase in staff costs driven by the growth of the research and development team.

Operating Income

Operating Income was RMB63.3 million in the first quarter of 2019, an increase of 56.0% from RMB40.6 million in the corresponding period of 2018.

Income Tax Expenses

Income tax expenses were RMB10.2 million in the first quarter of 2019, an increase of 54.6% from RMB6.6 million in the corresponding period of 2018.

Net Income

Net income was RMB53.2 million in the first quarter of 2019, an increase of 46.9% from RMB36.2 million in the corresponding period of 2018.

Business Outlook

Based on current operations and market conditions, CIH’s total revenue for the year of 2019 is expected to be between approximately RMB580.0 million and approximately RMB610.0 million. This represents a year to year increase from approximately 37.8% to approximately 44.9%. These estimates represent the management’s current and preliminary view, which are subject to change.

Conference Call Information

CIH’s management team will host a conference call on June 20, 2019 at 8:00 AM U.S. EST (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135090
Toll-Free/Local Toll:
United States	+1 866-519-4004 / +1 845-675-0437
Hong Kong	+852 800-906-601 / +852 3018-6771
Mainland China	+86 800-819-0121 / +86 400-620-8038

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 AM ET on June 20, 2019 through 9:59 AM ET June 28, 2019. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free/Local Toll:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	8293887

A live and archived webcast of the conference call will be available at https://edge.media-server.com/m6/p/rrg4jnap.

About CIH

CIH operates the largest real estate information and analytics service platform in China.* Its services span across database, analytics, promotions and listing services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with an authoritative, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit www.chinaindexholdings.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding CIH’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond CIH’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in CIH’s filings with the U.S. Securities and Exchange Commission. CIH does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Lili Chen
Financial Controller
Phone: +86-10-5631 9106
Email: chenlili@fang.com

* In terms of geographical coverage and volume of data points as of December 31, 2018, according to an industry report prepared by Frost & Sullivan in 2019

**The financial results have been prepared on a stand-alone basis and are derived from the consolidated financial results and underlying accounting records of Fang Holdings Limited (“Fang”), as the financial results of CIH had been historically included within the consolidated financial results of Fang prior to its separation from Fang, which was completed on June 11, 2019

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS

OF FANG HOLDINGS LIMITED (CIH)

UNAUDITED CONDENSED COMBINED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”))

	As of March 31,	As of December 31,
	2019	2018

ASSETS
Current assets:
Cash and cash equivalents	49,135	164,202
Accounts receivable	15,640	15,534
Prepaid expenses and other current assets	646	693
Prepayments to related parties	—	1,970
Total current assets	65,421	182,399

Non-current assets:

Property and equipment, net	3,651	3,932
Right of use assets, net	50,677	—
Total non-current assets	54,328	3,932

Total assets	119,749	186,331

LIABILITIES AND DEFICIT

Current liabilities:
Accounts payable	5,227	5,184
Amounts due to related parties	—	680
Deferred revenue	155,755	143,254
Income taxes payable	14,689	14,480
Accrued expenses and other liabilities	80,233	79,532
Total current liabilities	255,904	243,130

Non-current liabilities:
Long-term lease liability	45,983	—
Other non-current liabilities	18,202	15,496
Total non-current liabilities	64,185	15,496

Total liabilities	320,089	258,626

Commitments and contingencies	—	—

Deficit:
Parent Company deficit	(200,543)	(72,522)
Accumulated other comprehensive income	203	227
Total deficit	(200,340)	(72,295)

Total liabilities and deficit	119,749	186,331

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS

OF FANG HOLDINGS LIMITED (CIH)

UNAUDITED CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB)

	For the Three Months Ended March 31
	2019	2018

Revenues	119,145	88,157
Cost of revenues	(22,796)	(22,484)
Gross profit	96,349	65,673

Operating expenses:
Selling and marketing expenses	(21,306)	(15,736)
General and administrative expenses	(6,178)	(5,471)
Research and development expenses	(5,531)	(3,869)

Operating income	63,334	40,597
Interest income	66	254
Gains on sale of available-for-sale investments	—	1,958

Income before income taxes	63,400	42,809
Income tax expenses	(10,173)	(6,581)

Net income	53,227	36,228

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	(24)	(15)
Unrealized holding gains on available-for-sale securities, net of nil and RMB294 income taxes for the three months ended March 31, 2019 and 2018	—	1,664
Less: Reclassification adjustment for gains on available-for-sale securities realized in net income, net of nil and RMB294 income taxes for the three months ended March 31, 2019 and 2018	—	(1,664)

Total comprehensive income	53,203	36,213